EXHIBIT 99.4

Robert B. Goergen, Jr.

December 11, 2013

CVSL, Inc.

2400 Dallas Parkway, Suite 230

Dallas, Texas 75093

Attention: John Rochon, Jr.

Dear John:

Reference is made to your letter to me dated December 4, 2013, in which you state that your “intent is to determine the willingness of the Goergen family and inside ownership to roll your equity into a new private subsidiary of CVSL.”  You further state therein that “CVSL does not wish to consider a transaction without the full, ongoing involvement of the Goergen family, including [myself].”

I write on behalf of myself, my parents and my brother to advise that the members of the Goergen family have no interest in rolling their equity interests in Blyth, Inc. into a new private subsidiary of CVSL and are not willing to do so.

In light of the foregoing, we do not believe that it would be productive to engage in discussions regarding your letter, and accordingly do not intend to give your proposal further consideration.

Sincerely,

/s/Robert B. Goergen, Jr.

Robert B. Goergen, Jr.